EXHIBIT 99.1

Standard Lithium Engages LHA for Investor Relations and Advisory Services

VANCOUVER, British Columbia, Dec. 14, 2021 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE: SLI) (FRA: S5L), an innovative technology and lithium project development company, has retained LHA Investor Relations, a leading IR and strategic advisory firm.

LHA will focus on expanding market awareness for Standard Lithium and conveying the Company's development and growth strategy to the institutional and retail investment communities. LHA plans to build greater investor community awareness through enhanced communications, drive investor and sell-side analyst targeting, organize non-deal roadshows, and provide capital markets advisory services.

LHA partners with public and private companies to implement custom-designed, strategic investor relations programs utilizing industry best practices. Founded in 1984 with headquarters in New York and offices in Los Angeles and San Francisco, LHA is comprised of seasoned professionals working in teams serving companies across multiple sectors with market capitalizations ranging up to over $10 billion.

LHA has been engaged at a rate of US$15,000 per month for an initial term of 12 months. The engagement may be cancelled after ninety days upon sixty days’ notice. LHA and its directors, officers and employees are arm’s length to Standard Lithium and do not have any interest, directly or indirectly, in Standard Lithium or its securities, or any right or intent to acquire such an interest. The agreement with LHA is subject to TSX Venture Exchange approval.

About Standard Lithium Ltd.

Standard Lithium is an innovative technology and lithium development company. The Company’s flagship project is located in southern Arkansas, where it is engaged in the testing and proving of the commercial viability of lithium extraction from over 150,000 acres of permitted brine operations. The Company has commissioned its first-of-a-kind industrial-scale direct lithium extraction demonstration plant at Lanxess’s south plant facility in southern Arkansas. The demonstration plant utilizes the Company’s proprietary LiSTR technology to selectively extract lithium from Lanxess’s tail brine. The demonstration plant is being used for proof-of-concept and commercial feasibility studies. The scalable, environmentally friendly process eliminates the use of evaporation ponds, reduces processing time from months to hours and greatly increases the effective recovery of lithium. The Company is also pursuing the resource development of over 30,000 acres of separate brine leases located in southwest Arkansas, referred to as the South West Arkansas Lithium Project, and approximately 45,000 acres of mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium is jointly listed on the TSX Venture Exchange and the NYSE American Exchanges under the trading symbol “SLI”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at https://www.standardlithium.com.

On behalf of the Board of Standard Lithium Ltd.
Robert Mintak, CEO & Director

Twitter: @standardlithium
LinkedIn: https://www.linkedin.com/company/standard-lithium/

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to future plans and objectives of the Company, including, without limitation, the pursuit and/or realization of any strategic opportunities, the anticipated benefits of the Direct Investment, future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, accuracy of preliminary economic assessments, including net present value, internal rate of return, capital and operating costs, life of mine production, progression of the project, including to a pre-feasibility study, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affections such statements and information other than as required by applicable laws, rules and regulations.

For further information, contact:

LHA Investor Relations
David Barnard
+1 415-433-3777
standardlithium@lhai.com
info@standardlithium.com